Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of an interview first made available on November 22, 2021.

Nicole Petallides:

And welcome back to the watch list. I'm Nicole Petallides, thanks for being with us. It's time to bring in our next guest, and that is Marc Bell, Terran Orbital’s CEO, to tell us all about the company and inform our viewers who may not be as familiar with what Terran Orbital is and why it's so important at this time.

Marc Bell:

Thank you for having us. You know, today our business you always hear about, you know, all these satellites that are going to be launched into space - 50,000 of them over the next 10 years - between companies like Rocket Lab and SpaceX, but someone's got to build them all. And that's us. I mean, we are the guys who pioneered the CubeSat. Over eight years ago, Jordi Puig-Suari, the founder of one of our companies, Tyvak, co-invented the CubeSat that started this whole space craze you're seeing today.

Nicole Petallides:

Are the costs - I was reading through some of the notes and how you're moving out into this space, a commercial space, a growing space - I mean, the costs are, no pun intended, but astronomical without a doubt but are they coming in a little bit as you really perfect how to do this in your world?

Marc Bell:

Yes, we've seen you know costs come down dramatically. Over the past eight years launch costs have come down because of manufacturing, the cost of satellites is becoming much more affordable. We're able to do more with less money than we've ever been able to do before.

Nicole Petallides:

What are these satellites used for mostly?

Marc Bell:

They’re used for lots of things. They’re used for Earth observation. You know everything like taking pictures of the planet to communications to phone service to the internet - it's really a wide variety of things to be able to use them for today.

Nicole Petallides:

And with this SPAC merger, was this the way to go? Why the SPAC merger? Why did you pick that route? How did it help the company most?

Marc Bell:

You know, we looked at all the options, an IPO, a direct listing, and a SPAC gave us the highest certainty of close at the end of the day. And we need capital today, we're growing at an incredible rate. We announced the deal with Space Florida that we're gonna be building a new 660,000 square foot facility with them that'll produce over 1,000 satellites a year. We just continue to need more people and more space to assemble and build satellites.

Nicole Petallides:

So I see that your deal on the cash raised values on Terran to about 1.8 billion. Can you give me the latest value? Where do you hope to be, what are the goals here?

Marc Bell:

I mean, the goal is to continue our dominance in the small sat market. We have a strategic relationship with Lockheed Martin, where we build small satellites for them, and many other people as well. And we are looking to just continue to grow. We're the last independently owned small satellite manufacturer here in the United States.

Nicole Petallides:

And as you mentioned Lockheed Martin is one of the obviously notables with whom you have a relationship. Obviously that's so key: partnerships, relationships, in your business. Are you continuing to work with some of the other large players as possibly working with them?

Marc Bell:

We can work with anybody we want, but Lockheed has just been a fabulous partner. So we've been thrilled with our relationship with Lockheed and we continue to expand on it every year.

Nicole Petallides:

What do you think about the talk and fascination with space, with investors, with SpaceX with, you know, Blue Origin? I mean, there's just so much that's been going on over the last 12 to 18 months. What do you take? What's your takeaway as a pro in the business?

Marc Bell:

If you think about it, you know, as a child, every kid wanted to be an astronaut or go into space - it was fascinating. And now it's becoming reality. And it's becoming commercially viable. And things that weren't viable, you know, a decade ago, but you now can make money out in space and that is a big game changer.

Nicole Petallides:

And it's a game changer, the data that you're collecting and sending back, as you said, orbiting the Earth and collecting the most important data that you're getting at the same time that there's... I was reading through the notes building more than 1,000 satellites a year. How many satellites with so many satellite companies where does the space traffic get too busy?

Marc Bell:

There's a lot of space. I joke there's a lot of space in space. You know, if you think about it, you got over 3 billion cars on the planet and 60% of it is covered by water. And space you still have under 20,000 satellites floating around. So you have a lot of space out there still, obviously space, situational awareness, keeping track of it all is something that's become a concern as of late, and there are ways to mitigate that so you don't have quote unquote, traffic accidents in space.

Nicole Petallides:

The prediction that you said 50,000 satellites will be going up over the next 10 years, and Terran orbital will be, you know, behind that. Just a final thought there. Thank you so much for being on, your final thought.

Marc Bell:

It's you know, we're very lucky - everyone's been focusing on launch and which is much needed, but you don't hear a lot of people talking about the actual vehicles that are going to be launching. And we're excited that Terran Orbital is getting the attention it deserves for the vehicles we're building for all these great companies out there and the US government.

Nicole Petallides:

Our congratulations to you and your team Marc Bell. So nice to speak with you and thank you for teaching us more about Terran orbital today. We really appreciate it, Mark Bell CEO, Terran Orbital, thanks.

Marc Bell:

Thank you for having us.

Additional Information

In connection with the proposed Business Combination (as defined above), Tailwind Two intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two (the “Registration Statement”), and after the Registration Statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Terran Orbital, Tailwind Two and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website sec.gov or by directing a request to: Tailwind Two Acquisition Corp., 150 Greenwich Street, 29th Floor, New York, NY 10006.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the Business Combination, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the Business Combination or in the future, the likelihood and ability of the parties to successfully consummate the Business Combination, and those factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the Business Combination expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination.